Exhibit 99.1

AnswerDash Joins NICE inContact DEVone Developer Program Adding
Artificial Intelligence Powered Self-Service Connector to CXexchange Marketplace

AnswerDash Connector Enhances CXone Web, Mobile and Chatbot Functionality for NICE inContact Users

Salt Lake City – Sept. 5, 2017 – NICE inContact (Nasdaq:NICE) today announced that AnswerDash has joined the DEVone developer program and has artificial intelligence powered self-service support products available on CXexchange marketplace, the most extensive technology ecosystem currently available in the customer experience market. Products available on CXexchange are designed to integrate with NICE inContact CXone™, the world’s No.1 cloud customer experience platform.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence (AI)—all on an Open Cloud Foundation.

AnswerDash Connector for NICE inContact CXone provides AI-powered self-service support for web, mobile and chatbots in a floating help tab, or AnswerBot for Facebook Messenger. AnswerDash extends CXone Omnichannel Routing with new chatbot functionality for a frictionless self-service user experience, and thereby reducing support tickets and increasing sales conversions.

NICE inContact customers will benefit from the AnswerDash Connector by enabling:
•	Predictive, point-and-click self-service user experience on inContact customer websites
•	Cost savings by reducing support tickets by an estimated 30-50%
•	Sales improvements by an estimated 10-30% increase in lead and trial conversions

“AnswerDash is excited for this partnership with NICE inContact and being part of CXexchange,” said Don Davidge, VP Sales and Marketing, AnswerDash. “Our technology helps customers leverage the power of AI to deliver contextual and personalized self-service support and is now integrated with CXone.”

DEVone offers partners broad tools and resources to enable them to create new applications on CXone including over 250 available APIs, extensive documentation and support, and access to an online developer community.  Companies interested in how AnswerDash works with CXone can visit CXexchange to view the application, see a demo and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

Paul Jarman, CEO, inContact, said: “We are pleased to provide more options for artificial intelligence with AnswerDash’s new chatbot capability now available in CXexchange marketplace. Companies looking to transform customer experience with new self-service technology can access revolutionary new products and easily implement them in their contact center operations with CXone.”

About NICE inContact
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

NICE inContact is the cloud contact center software leader, with the most complete, easiest and most reliable solution to help organizations achieve their customer experience goals. Recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, inContact continuously innovates in the cloud and is the only provider to offer a complete solution that includes NICE inContact CXone cloud, an expert service model and the broadest partner ecosystem. www.incontact.com

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@incontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.